                                                     Filed by Havas Advertising
                          Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Snyder Communications, Inc.
                                                    Commission File No: 1-12145

The following are materials prepared by Havas Advertising for investors and analysts beginning on February 21, 2000:


                            [HAVAS ADVERTISING LOGO]



                                 FEBRUARY 2000

OVERVIEW
================================================================================

         I.   Creation of the World's 4th Largest Advertising Communications
              Group

        II.   Review of our Three Year Plan Objectives 1999-200l

       III.   Our Overall Strategy

        IV.   The Strategy by Division

         V.   The Benefits of this Transaction for Havas Advertising

        VI.   Financial Analysis

       VII.   The New Organization and Benefits by Division

      VIII.   Conclusions & Outlook

CREATION OF WORLD'S 4TH LARGEST
COMMUNICATIONS GROUP
================================================================================

- Havas Advertising will acquire Synder Communications today in an accretive all-stock transaction, creating the world's 4th largest advertising communications group.

- The all stock transaction will be made with Havas Advertising ADR's listed on the US stock market.

ADVERTISING COMMUNICATIONS
GROUP RANKING
================================================================================

                         GROSS INCOME 1998 IN MILLION $


                                                                                                        [BAR GRAPH
                                                                                                      SHOWING GROSS
                                                                                                        INCOME OF:]
1.            OMNICOM        BBDO/DDB/TBWA/KETCHUM              [USA FLAG ICON]                          >  3 000

2.        INTERPUBLIC        MC CANN/LINTAS + LOWE              [USA FLAG ICON]                          >  3 000

3.                WPP        OGILVY & MATHER/J. WALTER THOMPSON [USA FLAG ICON]  [UK FLAG ICON]          >  3 000

4.  HAVAS ADVERTISING        EURO RSCG WORLDWIDE/ CAMPUS/ DIVERESIFED AGENCY GROUP  [FRANCE FLAG ICON]
                             MEDIA PLANNING GROUP                                                        >  2 000

5.                LMD                                 [USA FLAG ICON]                                    >  1 500

6.             DENTSU                              [JAPAN FLAG ICON]                                     >  1 500

7.    YOUNG & RUBICAM                       [USA FLAG ICON]                                              >  1 500


8.     TRUE NORTH COM         FCB/BOZELL     [USA FLAG ICON]                                             >  1 000


9.   GREY ADVERTISING                   [USA FLAG ICON]                                                  >  1 000

10.          PUBLICIS               [FRANCE FLAG ICON]                                                   >    500

11.          HAKUHODO          [JAPAN FLAG ICON]                                                         >    500

12. SAATCHI & SAATCHI          [UK FLAG ICON]                                                            >    500

Source: 1999 Ad Age, 1998 61

THE WORLD'S 4TH LARGEST ADVERTISING
COMMUNICATIONS GROUP WILL BE COMPRISED OF:
================================================================================

-      The 4th largest worldwide network - Euro RSCG

-      The largest combined advertising group in Interactivity

-      The largest direct marketing brand worldwide - Brann

- The second largest marketing services group worldwide - Euro RSCG The Sales Machine

-      The most creative US agency as leader of our second network - Arnold

-      A total staff of 20,000 people and billings of []20 Billion

-      Present in 75 countries and in the top 10 in 43 countries

-      The largest new technology client base

-      The second largest worldwide independent media company - Media Planning
       Group

-      The world's largest base of marketing services

- The most multi-cultural and decentralized communications group in the world

-      Pro forma market capitalization > []6.5 Billion

OUR THREE YEAR PLAN: 1999 - 2001
================================================================================

WITH THIS ACQUISITION WE WILL EXCEED ALL OF
OUR OBJECTIVES 18 MONTHS AHEAD OF PLAN


1)     Be in the top 5 worldwide by 2001 -- will be exceeded

2)     Double our 1998 Gross Income to [ ] 2.0 billion -- will be exceeded

3)     To have Marketing Services over 56% -- will be exceeded

4)     More than 80% outside of France -- will be exceeded

5)     More than 40% in the US -- will be exceeded

6)     To be a major force in interactivity -- will be exceeded

7) To develop a global client base in the most dynamic sectors - Telecommunications, High Tech, Healthcare, Media and Financial Services equaling at least 40% of our business -- will be exceeded

8)     Increase EBIT margins to reach 14% by 2001 -- will be exceeded

OUR OVERALL STRATEGY: 1999-2001
================================================================================

-      TO REACH OUR OBJECTIVES BY DEVELOPING EACH OF OUR
       FOUR DIVISIONS:

       -      Euro RSCG Worldwide

       -      Campus

       -      Media Planning Group

       -      Diversified Agencies Group

-      BY ORGANIC GROWTH AND STRATEGIC ACQUISITIONS

RESULTS OF OUR STRATEGY
================================================================================

                              GROSS INCOME GROWTH

                                  [BAR GRAPH]

                      > 600 MM   > 600 MM  > 700 MM  > 800 MM  > 1100 MM
                         1995      1996      1997      1998      1999
                         ----      ----      ----      ----      ----

Organic Growth:          4.7%      7.0%       11.0%     11.0%     12.7%


Total Growth:            0.5%      9.1%       17.0%     12.2%     38.2%

RESULTS OF OUR STRATEGY
================================================================================

                               EBIT/GROSS INCOME

                                  [BAR GRAPH]

1996     1997     1998     1999
---------------------------------
9.20%    10.40%   11.40%   12.50%

RESULTS OF OUR STRATEGY
====================================================

-     Net Result Index (base = 96 results)

            1996        1997        1998        1999
            ----------------------------------------
Index       100         143         196         270

RESULTS OF OUR STRATEGY
================================================================================


-      Stock Performance (indexed)


            1995        1996        1997        1998        1999             FEB.18/2000
            ----------------------------------------------------------------------------
Index       100         143         195         233         693                   866

RESULTS OF OUR STRATEGY
================================================================================


                             COMPENSATION AS % OF GI

                                  [BAR GRAPH]

                         1998           1999           2000
                         ----------------------------------
OMNICOM                  59.0%          58.8%          58.6%
IPG                      56.4%          55.7%          55.4%
WPP                      60.1%          59.5%          59.0%
Y&R                      59.4%          58.5%          57.5%
HAVAS ADV.               60.2%          59.5%          58.5%
TRUE NORTH               62.2%          61.2%          60.7%
GREY                     64.1%          N/A            N/A

OUR MANAGEMENT TEAM
================================================================================



                         A. de Pouzilhac, Chairman & CEO
                                 J. Seguela, CCO
                              J. Herail, COO & CFO
                                 A. Cayzac, VP




  Bob Schmetterer        Fernando Rodes        Jean Micheal Carlo         J.P. Audour
  Chairman & CEO             CEO                      CEO                   Chairman
Euro RSCG Worldwide   Media Planning Group   Diversified Agency Group        Campus
  HA Board Member                                HA Board Member


OUR TOP CLIENTS
================================================================================

-      Top 20 clients are more than 30% of our gross income

-      No client represents more than 5%


                              GLOBAL                   CROSS DISCIPLINE
                                                      (ADV, MS, PR, INT)

MCI Worldcom                   [ ]                           **
Intel                          [ ]                          ***
Peugot                         [ ]                          *****
Philips                        [ ]                          ***
Citroen                        [ ]                          ****
Volvo                          [ ]                          ***
American Home Products         [ ]                          ****
Danone                         [ ]                          ****
Nestle                         [ ]                           **
Canal+                         [ ]                           **
Iomega                         [ ]                           **
Microsoft                      [ ]                          ***
P&G                            [ ]                          *****
Parke Davis                    [ ]                           *
Schering Plough                                              **
Rhone Poulenc                  [ ]                          ****
France Telecom                                               **
L'Oreal                        [ ]                          ****
SmithKline Beechman                                         ***
Bayer                          [ ]                          ****

THE ACQUISITION OF SNYDER
IS A PERFECT EXECUTION OF OUR STRATEGY
================================================================================

-      Our competitors viewed Snyder as a highly valued communication group.

- We viewed The Snyder Companies (Arnold Communications, Bounty SCA, Brann Worldwide, and circle.com) as great separate companies having perfect synergies with our four divisions.

- This acquisition accelerates and reinforces the strategy that has already been very successful for us over the past two years.

- We have won this acquisition with this strategy and this strategy will assure our stronger development in the future.

THE STRATEGY BY DIVISION
-- THE NEW HAVAS ADVERTISING
================================================================================

                                        ------------------------
                                        [HAVAS ADVERTISING LOGO]
                                        ------------------------
--------------------------   ---------------   ---------------------------   ---------------------------------

[EURO RSCG WORLDWIDE LOGO]   [C CAMPUS LOGO]   [MEDIA PLANNING GROUP LOGO]   [DIVERSIFIED AGENCIES GROUP LOGO]

--------------------------   ---------------   ---------------------------   ---------------------------------
        NEW YORK                 BOSTON                   MADRID                             PARIS
--------------------------   ---------------   ---------------------------   ---------------------------------
BOUNNTY SCA WILL ADD         ARNOLD WILL RE-   THE MEDIA FOR ARNOLD          BRANN & CIRCLE.COM WILL BECOME THE
GREAT MARKETING              INFORCE CAMPUS    WILL REINFORCE MEDIA          LEADING COMPANIES IN THE USA FOR
SERVICES STRENGTH TO         AND BECOME THE    PLANNING USA                  THE DIVERSIFIED AGENCY GROUP
EURO RSCG WORLDWIDE.         LEAD AGENCY OF
OVERALL EURO RSCG            THE SECOND NET-                                 ---------------------------------
MARKETING SERVICES           WORK
WILL NOW RANK                ---------------
#2 WORLDWIDE
--------------------------                     ---------------------------
[BOUNTY SCA WORLDWIDE LOGO]   [ARNOLD LOGO]        [ARNOLD MEDIA LOGO]                [BRANN/CIRCLE LOGO]
--------------------------   ---------------   ---------------------------   ---------------------------------

                   A DECENTRALIZED AND MULTICULTURAL COMPANY

THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================

-      SCALE BENEFITS:

       - Gross Income will be over [ ] 2.2 billion placing us in the top 4 global advertising group rankings - 18 months ahead of plan

                                  [BAR GRAPH]

                              1999           2000
                            ESTIMATED      PRO FORMA
                            -------------------------

                            1.2 BN [ ]     2.2 BN [ ]

THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================

-      PROFIT BENEFITS:

       -      We will increase EBIT to top tier of peer group

THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================

-     GEOGRAPHIC BALANCE BENEFITS:

       -      We will be more international -- 85% outside of France vs. 76% in
              1999

       - USA revenue will double and will be 45% of our business vs. 31% in 1999 -- in line with the worldwide market

                          [PIE CHART]

               1999E                    Pro Forma 2000


FRANCE          24.0%                        16.0%
EUROPE          35.5%                        33.0%
USA             31.0%                        44.5%
APAC             4.8%                         3.2%
LATAM            4.7%                         3.3%

THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================


-      PRODUCT MIX BENEFITS:

       - We will double our Marketing Services revenue and we will achieve approximately 60% of our pro forma income from the faster growing and more profitable Marketing Services businesses.

                                   [PIE CHART]

                         1999E                    Pro Forma 2000


ADVERTISING              55%                           40%


MARKETING
SERVICES                 45%                           60%

THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================

-      INTERNET AND NEW TECHNOLOGY

       - We will be (with our three divisions) the leading interactive company in our peer group

THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================

CLIENTS

- More potential new worldwide clients from an expanded client base without divisional conflict.


                    [GRAPHIC CONTAINING CLIENT LOGOS]

                       [GRAPHIC CONTAINING CLIENT LOGOS]

THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================


CLIENTS

-      We will have greater share of the most dynamic client categories
       -  More than 50% of our worldwide gross income


TELECOM                  FINANCIAL SERVICES       TECHNOLOGY          MEDIA                    HEALTHCARE
AT&T                     Abbey National           Alcatel             BMG Entertainment        American Home Products
Bell Atlantic            American Express         Aol.com             Canal +                  Bayer
British Telecom          Bank of America          Dell                Columbia House           Bristol Myers Squibb
Cegetel                  Barclays                 E*Trade             Disney                   GlaxoWellcome
France Telecom           BNP                      IBM                 The Independent          Merck
GTE                      First National           Intel               Universal Studios        Novartis
InfoSpeed Comm.          First US Bank            Iomega              Wsj.com                  Parke Davis
Lucent                   Fleet                    Microsoft                                    Pfizer
MCI Worldcom             JP Morgan                Motorola                                     Pharmacia Upjohn
Orange Comm.             KPMG                     Myway.com                                    Roche
Sprint                   Nasdaq AMEX              Philips                                      Rhone Poulenc
Telefonica               Oppenheimer              Sony                                         Schering Plough
Vodafone                 Prudential               Storage Tek                                  Smithkline Beecham
                         The Hartford             Yahoo!
                         US Bancorp
                         Wells Fargo


THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================

     GROSS INCOME BALANCED BETWEEN DIVISIONS:

                              [PIE CHART]

                               1999E                     PRO FORMA 2000
Euro RSCG WorldWide            66%                       52%

3 Other Divisions              34%                       48%
CAMPUS
DIVERSIFIED
MEDIA PLANNING

THE BENEFITS OF THIS
TRANSACTION FOR HAVAS ADVERTISING
================================================================================


GREATLY STRENGTHENS OUR TOP MANAGEMENT TALENT

-      Four new outstanding CEO's committed to continue

                    - Ed Eskandarian            ARNOLD
                    - Dennis Eastham            BRANN
                    - Steven Kaplan             BOUNTY
                    - Bob Wilke                 CIRCLE.COM

-      Forty new senior managers

FINANCIAL ANALYSIS
THE DEAL VALUES SNYDER AT $2.1 BILLION
================================================================================

- HAVAS ADVERTISING WILL ISSUE ADRS TO PAY $29.50 PER SNYDER SHARE IN A TAX-FREE, ALL-STOCK TRANSACTION SUBJECT TO A COLLAR, VALUING SNYDER'S EQUITY AT $2.1 BILLION(1)

-      HAVAS ADVERTISING WILL FURTHERMORE

       - Assume the payment by Snyder of $48 million in cash for certain options vesting upon change of control

       -      Roll-over the remaining 9.9 million Snyder stock options

       - Assume Snyder net debt of $81 million, which will be refinanced under more favorable terms through already committed bank facilities

       - Retain its 17% equity interest in circle.com, with a current market value of approx. $60 million; circle.com will remain listed on the NASDAQ

- THE EXCHANGE RATIO WILL BE SET AS THE 20-DAY AVERAGE TRADING PRICE OF HAVAS ADVERTISING AT CLOSING(2), DIVIDED BY $29.50, SUBJECT TO A +/- 15% COLLAR AROUND [ ]580 (RANGE OF [ ]493- [ ]667)


(1) Based on 71.2 million shares outstanding
(2) Expressed in $

SNYDER SHAREHOLDERS WILL RECEIVE
$29.5 PER SHARE WITHIN A COLLAR
================================================================================

                    [LINE GRAPH OF THE RELATIONSHIP BETWEEN
                        THE US DOLLAR VALUE PER SHARE TO
                      SNYDER SHAREHOLDERS AND THE AVERAGE
        SHARE PRICE IN EUROS FOR HAVAS ADVERTISING SHOWING THE EFFECT OF
                           THE EXCHANGE RATIO COLLAR]

                           $
Value to Snyder               Snyder
shareholder per               shareholder                            Bid price
Snyder share                  receives $29.5 in
                              value
                    $29.5                              Floating ratio           Floating ratio      Fixed ratio

                               Fixed ratio


                                                                                   Snyder shareholder
                                                                                   receives $29.5
                                                                                   in value
                           ------------------------------------------------------------------------------------?
                              493                             580                            667


            Havas Advertising 20-day average share price upon closing



HAVAS ADVERTISING 20-
DAY AVERAGE SHARE PRICE            VAULE RECEIVED BY        2000 CEPS      FULLY DILUTED SHARE OF SNYDER
UPON CLOSING                      SNYDER SHAREHOLDER        ACCRETION               IN NEWCO
---------------------------------------------------------------------------------------------------------------
    E400                                 $23.9                   15.9 %                33.0 %
     450                                  26.9                   15.9                  33.0
     493                                  29.5                   15.9                  33.0
     580                                  29.5                   21.9                  29.5
     667                                  29.5                   26.8                  26.6
     700                                  31.0                   26.8                  26.6
     750                                  33.2                   26.9                  26.6

OTHER TERMS OF THE TRANSACTION
================================================================================


- The Havas Advertising ADRs resulting from the transaction will be listed in the US upon closing of the transaction, which is expected by mid year.

- Key shareholders from both companies have committed to vote their shares to the transaction and to certain lock-up provisions post closing

       - Daniel Snyder as well as Snyder insiders representing approximately 30% of the outstanding shares (20% for lock-up)

       - Havas, a subsidiary of Vivendi, which owns 19.7% of Havas Advertising shares

- A termination fee of $85 million is payable under certain circumstances by the terminating party

-      It is subject to

       - Shareholder approval in Extraordinary General Meetings to be convened

       -      Antitrust approvals in the US and EU

       -      Other customary closing conditions

PRO FORMA SNAPSHOT
OF THE COMBINED GROUP
================================================================================

IN [] MILLION, EXCEPT AS NOTED


                                               HAVAS
                                         ADVERTISING                SNYDER            COMBINED
----------------------------------------------------------------------------------------------

SELECTED ITEMS
     Income statement 2000E
     Gross income                               1,450                   696               2,146
     EBIT(1)                                      195                   104                 299
     EBITDA                                       240                   134                 374
     Cash earnings                                 95                    69                 164

     Balance sheet 31/12/99E
     Goodwill                                     850                   159                n.a.
     Net cash (debt)                            61(2)                  (81)                (20)

Pro-forma market capitalisation                   4.5                   2.1                 6.6

SELECTED RATIOS
     EBIT margin                                13.5%                 14.9%               13.9%
     Fully diluted Cash EPS                    E 10.5                E 0.95
     Net cash (debt)/EBITDA                      0.3x                (0.6)x              (0.1)x
----------------------------------------------------------------------------------------------

(1) Before goodwill amortization
(2) Assuming conversion of the convertible bond outstanding
Note: E 1 = $1
Source: Havas Advertising Management, Snyder Broker reports

ARNOLD, BRANN AND BOUNTY OFFER
ATTRACTIVE DEVELOPMENT PERSPECTIVES
================================================================================


IN [] MILLIONS, EXCEPT AS NOTED

                                                                               TARGET NEXT
                         1997                       1998            1999       THREE YEARS
------------------------------ ------------------------------------------ ---- ----------------
Revenue
     Arnold              94.5                        119           139.4       15-20% growth
     Brann               n.a.                      214.6           256.3       15-20% growth
     Bounty             139.3                      151.7           180.9       17-20% growth

EBIT
     Arnold              n.a.                      13.4%           15.9%       10-15% margin
     Brann               n.a.                      14.2%           13.3%       13-14% margin
     Bounty             23.1%                      24.1%           20.9%       21-23% margin

------------------------------ ------------------------------------------ ---- ----------------

THE NEWLY FORMED GROUP SHOULD BE IN A POSITION TO ACHIEVE A
15% CONSOLIDATED MARGIN BY H2 2001,18 MONTHS AHEAD OF TIME

KEY DATA FOR CIRCLE.COM
================================================================================


IN [] MILLIONS, EXCEPT AS NOTED

                        1997       1998       1999       Objectives
--------------------------------------------------- ---- ---------------

Revenue                 17.9       30.3       50.0       50% growth

Gross margin             52%        45%        42%       45-50% margin

EBITDA                  (4%)         5%      (15%)       20-25% margin

--------------------------------------------------- ---- ---------------



                           BREAKEVEN EBITDA IN Q1 2001

BASED ON MARKET ESTIMATES, THE ACQUISITION SHALL BE
22% ACCRETIVE, BEFORE SYNERGIES, AS SOON AS 2000
================================================================================

PRO FORMA ON A FULL-YEAR CONSOLIDATION

                                                          2000                                           2001
                                         ---------------------------------------------    ---------------------------------------
                                          IN E MILLION               IN E PER SHARE(1)    IN E MILLION        IN E PER SHARE(1)
----------------------------------------------------------------------------------- --------------- -----------------------------
AT []580
Adjusted cash earnings
      Havas Advertising                          95.0                         10.5           106.2                   11.8
      Snyder                                     69.2                                         81.8
                                                 ----                        -----            ----                 ------
      Pro-forma                                 164.2                         12.8           188.0                   14.7
---------------------------------------------------------------------------------------------------------------------------------
ACCRETION                                                                     21.9%                                  24.9%
---------------------------------------------------------------------------------------------------------------------------------
AT []493 (lower strike of collar)                                             15.9%                                  18.7%
AT []667 (upper strike of the collar)                                         26.8%                                  29.8%
----------------------------------------------------------------------------------- --------------- -----------------------------

(1) On a fully diluted basis, using the Treasury method
Source: IBES consensus

THE DEAL HAS SUBSTANTIAL SOURCES OF SYNERGIES
THAT PROVIDE ADDITIONAL ACCRETION POTENTIAL
================================================================================



-      TOP-LINE GROWTH ACCELERATION STARTING 2001

       -      Increased revenues leveraging on global reach

       -      Additional cross-selling and cross-fertilization potential

-      ADVANTAGEOUS REFINANCING OF SNYDER'S INDEBTEDNESS

- BENEFITS FROM FOLDING SNYDER'S BETHESDA HEADQUARTERS INTO HAVAS ADVERTISING'S CURRENT OPERATIONS

- LITTLE RESTRUCTURING COSTS DUE TO STRONG COMPLEMENTARITY AND ABSENCE OF AGENCY MERGERS

OUR 7 VALUES
================================================================================


                                  MODERNITY

                                  CREATIVITY

                                GLOBALIZATION

                               MULTICULTURALITY

                               DECENTRALIZATION

                                   HARMONY

                                 INDEPENDENCE

THE NEW ORGANIZATION --
DIVISION BY DIVISION
--------------------------------------------------------------------------------

                                        ------------------------
                                        [HAVAS ADVERTISING LOGO]
                                        ------------------------
--------------------------   ---------------   ---------------------------   ---------------------------------

[EURO RSCG WORLDWIDE LOGO]   [C CAMPUS LOGO]   [MEDIA PLANNING GROUP LOGO]   [DIVERSIFIED AGENCIES GROUP LOGO]

--------------------------   ---------------   ---------------------------   ---------------------------------
        NEW YORK                 BOSTON                   MADRID                             PARIS
--------------------------   ---------------   ---------------------------   ---------------------------------
EUROPE                       USA               EUROPE                        EUROPE
NORTH AMERICA                EUROPE            NORTH AMERICA                 NORTH AMERICA
APAC                         LATAM             LATAM
LATAM                        ---------------




--------------------------                     ---------------------------   ---------------------------------
[BOUNTY SCA WORLDWIDE LOGO]   [ARNOLD LOGO]        [ARNOLD MEDIA LOGO]                [BRANN/CIRCLE LOGO]
--------------------------   ---------------   ---------------------------   ---------------------------------

                   A DECENTRALIZED AND MULTICULTURAL COMPANY

EURO RSCG 3 YEAR PLAN: 1999-2001
-------------------------------------------------------------------------------
CONTINUE THE EXCEPTIONAL
DEVELOPMENT OF

[EURO RSCG WORLDWIDE LOGO]

EURO RSCG 1999-2001 GROWTH OBJECTIVES:
--------------------------------------------------------------------------------
-    TO BE AMONG THE TOP 5 AGENCY NETWORKS WORLDWIDE
-    TO BE A TOP 10 NETWORK IN ALL MAJOR REGIONS AND COUNTRIES
-    TO SECURE GLOBAL LEADERSHIP POSITIONS IN ALL CORE BUSINESS SEGMENTS:
     -    Advertising                        Top 5
     -    Marketing Services                 Top 3
     -    Interactive                        Top 5
     -    Healthcare                         Top 5
-    TO GROW OPERATING PROFIT CONTRIBUTION 100%

EURO RSCG 1999-2001 GROWTH STRATEGY:
--------------------------------------------------------------------------------
-    Strategic Acquisitions
-    Organic Growth with major clients
-    New Business Growth

EURO RSCG STRATEGIC ACQUISITION PLAN
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                   # OF                           NORTH                                                      INDIA/
               ACQUISITIONS   EUROPE              AMERICA        LATAM                    APAC               M.E.
---------------------------------------------------------------------------------------------------------------------
Advertising       13          MHI, Solero &       JMCP, Saffer   Procesos Creativos,                         Sharp
                              Solero, Windfied                   Lautrec, Lizzardi                           Pencil
                              Soderberg, ZSZ                     Pubiarte
---------------------------------------------------------------------------------------------------------------------
Marketing         13          PAB, HBC &          Devon,         Procesos Creativos,      Field Force
Services                      Beaumont, KFH,      Compelling     Lautrec, Lizzardi        China & Taiwan
                              DRA, Werner &       Content                                 Direct Approach,
                              Messelink                                                   EDS/Star
                                                                                          Solutions
---------------------------------------------------------------------------------------------------------------------
Healthcare        6           Expand Sante,       JMCP, Lena
                              Pharma              Chow,
                              Performance         Remtulla
---------------------------------------------------------------------------------------------------------------------
Interactive       3           ER Interactive,     Compelling
                              Isorom              Content
---------------------------------------------------------------------------------------------------------------------
Corporate         2           Leedex, Bikker
Comm

TOTAL             37
---------------------------------------------------------------------------------------------------------------------

EURO RSCG GROWTH STRATEGY:
STRONG ORGANIC GROWTH FROM EXISTING CLIENTS
--------------------------------------------------------------------------------
ADDITIONAL ASSIGNMENTS AND INTERNAL GROWTH:

- Peugeot, MCI Worldcom, Intel, Philips, Wyeth-Ayerst, Danone, Parke Davis, Bristol-Myers, Nestle, Dell, Novartis, LVMH, GlaxoWellcome, Pharmacia & Upjohn, SmithKline Beecham, Pfizer, L'Oreal

EURO RSCG GROWTH STRATEGY:
STRONG ORGANIC GROWTH FROM EXISTING CLIENTS
--------------------------------------------------------------------------------
GLOBALIZATION:

-    For 1999 Euro RSCG Worldwide has 32 Global Clients
- Advertising Age's 1999 World Brands Report now ranks Euro RSCG #5 for the most multi-national clients vs. #11 in 1998

EURO RSCG GROWTH STRATEGY:
STRONG NEW BUSINESS GROWTH
--------------------------------------------------------------------------------
-    In 1999 Euro RSCG Worldwide participated in 21 global account reviews
-    Total New Business Billings for 1999:

                 872 M
         (25% growth vs. 1998)

-    Dot Com New Business Billings

                 255 M

EURO RSCG GROWTH STRATEGY:
STRONG NEW BUSINESS GROWTH
--------------------------------------------------------------------------------

-    1999 MAJOR WINS

     - Global Air France, Global Delta / Air France Alliance, Global Telefonica, Global Novartis, Global Parke Davis, Global Bristol-Myers Squibb, Hallmark, Orange Communications, Midas, Koehler, GlaxoWellcome (3 wins), Pfizer, Microsoft Europe, Maytag China, Alberto Culver, Budget Rental Car, Arisco, Santander Financial Groups

-    1999: 37 DOT COM WINS

     - ask.com, jcrew.com, intel.com, BOL.com, latribune.fr, excite.com.au, nomad.fr, fimatex.fr, wineplanet.com.au, alladvantage.com, Rocket ebook, lipitor.com, doubleclick.com, brandwise.com, cadeau.fr, empleo.com, metrocuadrado.com, worldlyinvestor.com, to2.com, jaldi.com, crisil.com, planet1.com, infoeuro.com, quest4law.com, Go4i.com, zipahead.com, bidorbuy.com, Zdnet.com, Xcommerce.com, styleNet.com, peugeotbank.de, citroenbank.de, Berlin.de, xerix.com, amazon.co.uk, AVL.com, cahoot.com

-    2000: 10 DOT COM WINS

     - selftrade.fr, govWorks.com, e-IDC.com, ePhysician, telenor.de, franzosische-botschaft.de, iobox.co.uk, MatchON.com, pearle.nl, zeproject.com

EURO RSCG:
INTERACTIVE
--------------------------------------------------------------------------------

-    Euro RSCG Interaction
-    40 offices in 26 countries
-    $121 MM 1999 revenue
- #1 ranked network among global advertising companies (AdWeek)
-    #2 most creative network (AdAge)
-    1 of the 10 best interactive agencies of 1999 (AdWeek)

EURO RSCG:
HEALTHCARE
--------------------------------------------------------------------------------
-    NOW RANKED #3 WORLDWIDE
-    ACQUIRED JMCP, PHARMA PERFORMANCE, EXPAND SANTE, LENA CHOW, REMTULLA
-    OTHERS TO BE ANNOUNCED IN NORTH AMERICA AND EUROPE
-    MAJOR CLIENTS:
     - SmithKline Beecham, Wyeth-Ayerst, Parke Davis, Bristol-Myers Squibb, Glaxo Wellcome, Pfizer, Novartis, Schering-Plough

EURO RSCG:
MARKETING SERVICES
--------------------------------------------------------------------------------
-    NOW ORGANIZED TO DELIVER TOTAL CREATIVE SOLUTIONS TO OUR CLIENTS IN EACH
     REGION:
     - The Sales Machine Network - Worldwide Launch, May 1999 - Ranked 5th largest Marketing Services Network Worldwide
          (76 agencies)

[WHO IS: BOUNTY SCA WORLDWIDE GRAPHIC]

BOUNTY SCA
THE POWER OF ONE ...
--------------------------------------------------------------------------------
-    WORLD'S LARGEST PROVIDER OF CONSUMER ACCESS AND INSIGHT
-    PROVIDE HIGHLY TARGETED MARKETING OPPORTUNITIES
-    REACH OVER 100 MM CONSUMERS AROUND THE WORLD
-    29 OFFICES WORLDWIDE
-    1,300+ EMPLOYEES
- ABLE TO DISTRIBUTE OVER 390 MILLION INDIVIDUAL ITEMS THROUGH 230,000 PROPRIETARY VENUES
-    FOR FORTUNE 500 PRODUCERS
     -    packed goods companies
     -    pharmaceutical companies
     -    direct marketers
- CLIENTS INCLUDE GENERAL ELECTRIC, PROCTER & GAMBLE, JOHNSON & JOHNSON, YAHOO!, SPRING, KMART, DISCOVER CARD, UNILEVER, DISNEY.
-    99 REVENUE: $ 180.9 MM



[INFLUENCE GRAPHIC]

BOUNTY SCA
GLOBAL LOCATIONS
-------------------------------------------------------------------------------

[MAP SHOWING BOUNTY SCA GLOBAL LOCATIONS]

New York
Los Angeles
Atlanta
Glenview
Purchase
Vernon Hills
Flemington
Mineola
Knoxville
McLean
Fredericktown
Boca Raton
Dublin, IRE
Diss, UK
NewCastle, UK
Borehamwood, UK
Basingstoke, UK
Brussels, Belgium
Moscow, Russia
Barcelona, Spain
Zurich, Switzerland
Christchurch, New Zealand
Randburg, South Africa
Jeddah, Saudi Arabia
Seoul, Korea

BOUNTY SCA
POSITIONING STATEMENT
-------------------------------------------------------------------------------
- We connect with large percentages of valuable consumers across three continents. We put our client's brands in front of these consumers at the moments they are most effectively reached.

- Our consumer insight, "Credible Links" and depth of services provide the advantage to build business.

BOUNTY SCA
CAPABILITIES
-------------------------------------------------------------------------------

-       UNDERSTAND WHAT MOTIVATES THE PURCHASE
-       CAN CONNECT WITH HARD-TO-REACH POPULATIONS
-       REACH CONSUMERS DURING THE LIFE-CHANGING EVENTS
-       USING EXPERTS AS INTERMEDIARIES
-       BUILD EMOTIONAL CONNECTIONS BETWEEN CONSUMERS
        AND PRODUCTS
-       AFFECT LONG TERM PURCHASING DECISIONS
-       CAN REACH
        - 90% of new mothers in U.S. and U.K. within 72 hours of child's birth
        -       50% of all college students
        -       80% of the teen market

BOUNTY SCA
CAPABILITIES
-------------------------------------------------------------------------------

-       WE CALL IT "ACCESS THAT INFLUENCES"
-       MOST WELL KNOWN ACTIVITIES INCLUDE:
        -       Cooperative and solo sampling campaigns
        -       Wallboard information displays
-       OTHER ACTIVITIES:
        -       Conduct research
        -       Develop custom marketing programs
        -       Provide sourcing services
        -       Handle e-commerce fulfillment

BOUNTY SCA
BUSINESS UNITS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
      CONSUMER                       MEDIA                        DATA                        LOGISTICS
      MARKETING                     SOLUTION                    SERVICES                    & FULFILLMENT
      SERVICES                      SERVICES                                                   SERVICES
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
-  50 YEARS EXPERIENCE      -  20 YEARS EXPERIENCE      -  30 YEARS EXPERIENCE        -  25 YEARS EXPERIENCE
-  CONSUMER ACCESS          -  MANAGED PROPERTIES       -  << HIGH VALUE >> NAMES     -  COMPLETE PACKAGING &
-  CONSUMER PIPELINES       -  BROKERAGE ASSETS         -  DATA CAPTURE                  DISTRIBUTION SERVICES
-  CONSUMER INSIGHT         -  INNOVATIVE SOLUTIONS     -  DATA PROFILING             -  BEST IN CLASS PROCESSES
-  STRATEGIC DEVELOPMENT    -  LEVERAGED SCALE          -  DATA MANAGEMENT            -  CLIMATE CONTROLLED
   PROCESSES                -  OVER 135M CONSUMERS      -  LIST SERVICES                 FACILITIES
-  TACTICAL EXPERTISE          MONTHLY                  -  LEVERAGE CONSUMER          -  E-COMMERCE FULFILLMENT
-  BEST IN CLASS                                        -  ACCESS                     -  EDI & MAIL ORDER
   CUSTOMER SERVICE                                                                   -  PROCESSING
-----------------------------------------------------------------------------------------------------------------

BOUNTY SCA
SAMPLE CLIENT PARTNER LIST
--------------------------------------------------------------------------------

                            [PROCTER & GAMBLE LOGO]

                                                           [GENERAL MOTORS LOGO]

[GENERAL ELECTRIC LOGO]             [JOHNSON & JOHNSON LOGO]

   [FORD LOGO]         [AMERICA ONLINE LOGO]

                                      [COLUMBIA HOUSE LOGO]     [NESTLE LOGO]

                               [VISA LOGO]

[AT&T LOGO]         [MERCK LOGO]

       [COCA COLA LOGO]         [YAHOO! LOGO]            [GERBER LOGO]

THE NEW EURO RSCG WORLDWIDE
--------------------------------------------------------------------------------
RANKINGS

                             MARKETING
         GLOBAL              SERVICES              INTERACTIVE               HEALTHCARE
------------------------------------------------------------------------------------------------
1        Dentsu               Brann                US Web/CKS               CommonHealth

2    McCann-Erickson     THE SALES MACHINE        EURO RSCG #2              Nelson Comm.
                            #2 BOUNTY             INTERACTION

3        BBDO            Carlson Marketing            Grey                  EURO RSCG #3
                                                                              WORLDWIDE

4      EURO RSCG #4        Wunderman CJ             Cambridge                Healthworld
        WORLDWIDE

5   J. Walter Thompson     Rapp Collins             Agency.com               Toree Lazur

6      Lowe Lintas            Draft                   Xceed               Sudler & Hennessey

7      DDB Needham          OlgivyOne                  TMP                      Grey

8         Grey                Ha-Lo                    iXL                     Medicus

9      Leo Burnett         Grey Direct               OlgivyOne             Bozell Wellness

10   Young & Rubicam        Bronnercom         Strategic Interactive       Lowe Healthcare
------------------------------------------------------------------------------------------------

*BASED ON AD AGE 1998

THE NEW EURO RSCG WORLDWIDE
--------------------------------------------------------------------------------
-    4TH LARGEST GLOBAL AGENCY NETWORK
     -    A top 10 in more than one half the countries in which we operate
-    2ND LARGEST MARKETING SERVICES NETWORK
     -    Representing 48% of total Euro RSCG GI
     -    New targeted consumer access capability
-    2ND LARGEST INTERACTIVE NETWORK
-    3RD LARGEST HEALTHCARE NETWORK
-    STRONGER PRESENCE IN U.S. & U.K.
     -    Excellent U.S. and European based client list
-    SIGNIFICANTLY HIGHER PROFIT MARGIN

THE NEW ORGANIZATION --
DIVISION BY DIVISION
--------------------------------------------------------------------------------

                                        ------------------------
                                        [HAVAS ADVERTISING LOGO]
                                        ------------------------
--------------------------   ---------------   ---------------------------   ---------------------------------

[EURO RSCG WORLDWIDE LOGO]   [C CAMPUS LOGO]   [MEDIA PLANNING GROUP LOGO]   [DIVERSIFIED AGENCIES GROUP LOGO]

--------------------------   ---------------   ---------------------------   ---------------------------------
        NEW YORK                 BOSTON                   MADRID                             PARIS
--------------------------   ---------------   ---------------------------   ---------------------------------
EUROPE                       USA               EUROPE                        EUROPE
NORTH AMERICA                EUROPE            NORTH AMERICA                 NORTH AMERICA
APAC                         LATAM             LATAM
LATAM                        ---------------




--------------------------                     ---------------------------   ---------------------------------
[BOUNTY SCA WORLDWIDE LOGO]   [ARNOLD LOGO]        [ARNOLD MEDIA LOGO]                [BRANN/CIRCLE LOGO]
--------------------------   ---------------   ---------------------------   ---------------------------------

                   A DECENTRALIZED AND MULTICULTURAL COMPANY

CAMPUS 3 YEAR PLAN: 1999-2001
-------------------------------------------------------------------------------

- The objective is to develop Campus as a truly worldwide advertising brand

CAMPUS 3 YEAR PLAN: 1999-2001
--------------------------------------------------------------------------------
CAMPUS
- A partnership of strong local creative agencies, located in 12 key countries
- Capable of developing worldwide communication programs from the country in which the client is located

CAMPUS 3 YEAR PLAN: 1999-2001
-------------------------------------------------------------------------------

-       Presence in 12 key countries

        WHY ?

- Among the 100 leading global marketers, 97% are based in these 12 countries.

-       These 12 countries represent 86% of worldwide advertising expenditures.

CAMPUS 3 YEAR PLAN: 1999-2001
--------------------------------------------------------------------------------
OBJECTIVES:
-    Triple the GI within 3 years with a profitability of > 15%
-    To be in the 12 countries selected
-    Win one global account per year

CAMPUS 3 YEAR PLAN: 1999-2001
-------------------------------------------------------------------------------

- Campus has outstanding agencies in France, UK, Italy, Germany, Spain, Brazil and now also in the U.S.

-       We are developing in Korea, Japan, and Canada.

CAMPUS 3 YEAR PLAN: 1999-2001
--------------------------------------------------------------------------------
- With Arnold Communications the Campus 3 year plan objectives are now exceeded.

    WHO IS

[ARNOLD COMMUNICATIONS LOGO?]

ARNOLD COMMUNICATIONS
KEY FACTS
--------------------------------------------------------------------------------
-    18th largest US agency (1998)
-    17 offices (4 full service)
-    1,060 associates (750 Boston)
-    $158.5 million revenue (CY 2000)

ARNOLD COMMUNICATIONS
ORGANIZATION
-------------------------------------------------------------------------------


                                 Ed Eskandarian
                                 Chairman & CEO
           TBD                 Tom Lawson           Ron Lawner            Fran Kelly
  Integrated Marketing      Managing Partner     Manging Partner       Managing Partner
           COO                    COO                  CCO                   CMO
                                                                         New Business

1998 - 1999 AWARDS
-    Cannes International Festival - Grand Prix
-    Advertising Age - Best of all Media
-    The Emmy's - Outstanding Commercial Honors
-    Hatch Awards - Best of Show
-    International Andy Awards - Top Award
-    The Kelly Awards - Top Honors
-    MIMC Awards - Top Honors
-    The Obie's - Best of Show

ARNOLD COMMUNICATIONS
A VERY DYNAMIC AND CONSTANT GROWTH
-------------------------------------------------------------------------------

AGENCY INCOME ($ MILLIONS)

[BAR GRAPH]

91                   $12.9
92                   $23.8
93                   $35.7
94                   $46.8
95                   $57.5
96                   $77.9
97                   $94.5
98                  $119.0
99                  $139.4
00                  $158.5

ARNOLD COMMUNICATIONS
LOCATED IN THE EAST, WEST COAST & WASHINGTON
-------------------------------------------------------------------------------

                              ARNOLD UNITED STATES

        [MAP SHOWING ARNOLD COMMUNICATIONS U.S. AND CANADA LOCATIONS]

ARNOLD COMMUNICATIONS
WITH A BLUE CHIP CLIENT LIST
--------------------------------------------------------------------------------

TOP 10 ACCOUNTS

Volkswagen               Royal Caribbean

McDonald's               PNC Bank

American Legacy          Myway.com

Bell Atlantic            The Hartford

Ocean Spray              Exxon Mobil

THE NEW CAMPUS
--------------------------------------------------------------------------------
ARNOLD COMMUNICATIONS AND CAMPUS WILL BE A
SUCCESSFUL ASSOCIATION

-    1999 CAMPUS NEW BUSINESS BILLINGS =  [ ]134 M
     -    Sega, Orange, Alcatel, Anchor, B Sky B, KCM, Bull,
          McDonald's, Olivetti


          ------------------------------------------------------------

             AS A RESULT OF THE ACQUISITION CAMPUS HAS A NEW LEADER
                  IN REINFORCED CREATIVITY AND COMPETITIVENESS

          ------------------------------------------------------------

THE NEW CAMPUS
--------------------------------------------------------------------------------
-    GROSS INCOME THREE TIMES LARGER
-    NEW U.S. LEADERSHIP AND STRENGTH
-    IMPROVED GEOGRAPHIC BALANCE
     -    51% USA, 48% Europe, 1% LATAM
-    WORLDWIDE CREATIVE RECOGNITION
     -    Cannes Grand Prix plus dozens of other prestigious awards
-    NEW CLIENTS WITH SUBSTANTIAL BUDGETS AND
     INTERNATIONAL POTENTIAL
-    OUTSTANDING GROWTH AND PROFITABILITY

THE NEW ORGANIZATION --
DIVISION BY DIVISION
--------------------------------------------------------------------------------

                                        ------------------------
                                        [HAVAS ADVERTISING LOGO]
                                        ------------------------
---------------------------  ---------------   ---------------------------   ---------------------------------

[EURO RSCG WORLDWIDE LOGO]   [C CAMPUS LOGO]   [MEDIA PLANNING GROUP LOGO]   [DIVERSIFIED AGENCIES GROUP LOGO]

---------------------------  ---------------   ---------------------------   ---------------------------------
        NEW YORK                 BOSTON                   MADRID                             PARIS
---------------------------  ---------------   ---------------------------   ---------------------------------
EUROPE                       USA               EUROPE                        EUROPE
NORTH AMERICA                EUROPE            NORTH AMERICA                 NORTH AMERICA
APAC                         LATAM             LATAM
LATAM                        ---------------




---------------------------                    ---------------------------   ---------------------------------
[BOUNTY SCA WORLDWIDE LOGO]   [ARNOLD LOGO]        [ARNOLD MEDIA LOGO]                [BRANN/CIRCLE LOGO]
---------------------------  ---------------   ---------------------------   ---------------------------------

                   A DECENTRALIZED AND MULTICULTURAL COMPANY

DIVERSIFIED AGENCY GROUP
3 YEAR PLAN: 1999-2001
--------------------------------------------------------------------------------

-    Develop DIVERSIFIED AGENCIES by taking advantage of high-growth sectors

DIVERSIFIED AGENCY GROUP
3 YEAR PLAN: 1999-2001
--------------------------------------------------------------------------------

-    Multiply Gross Income by 2.5 within 3 years

-    Rank among the Top 5 worldwide networks in terms of interactivity

-    Enable Havas Advertising to increase capabilities in Marketing Services to
     > 60%

DIVERSIFIED AGENCY GROUP
3 YEAR PLAN: 1999-2001
--------------------------------------------------------------------------------

LOCALLY, TAKE ADVANTAGE OF EVERY OPPORTUNITY THAT ARISES WITH COMPANIES WISHING TO RETAIN THEIR IDENTITY AND THEIR INDEPENDENCE.

Through acquisitions in:

-    MARKETING SERVICES

     -     Database - Field Marketing

     -     Sales Promotion - Direct Marketing

-    INTERACTIVITY

     -     Continue to develop the Connectworld label

-    PUBLIC RELATIONS

-    RESEARCH

-    SPORTS MARKETING

DIVERSIFIED AGENCIES
STRATEGIC ACQUISITION PLAN
--------------------------------------------------------------------------------

                         19 ACQUISITIONS ALREADY MADE

MARKETING       Data Communique                 USA

SERVICES        Waldon Press                    USA

                AIS                             UK

                Stategic Data Management        UK

                Steam                           UK

                Telog                           France

                Purchase Point                  UK

                Fotorama                        UK

                MBO                             UK

                Riley                           UK

DIVERSIFIED AGENCIES GROUP
STRATEGIC ACQUISITION PLAN
--------------------------------------------------------------------------------

                         19 ACQUISITIONS ALREADY MADE

PR                      Grayling Group            UK/France

PUBLIC AFFAIRS          Westminster Strategy      Singapore/Belgium

DESIGN                  W & Cie                   France

                        DIA                       UK/Singapore

                        Brandsmiths               UK

                        CSP                       USA

INTERACTIVITY           Altid                     France

                        Edirom                    France

RESEARCH                RSMB                      UK

DIVERSIFIED AGENCY GROUP
3 YEAR PLAN: 1999-2001
--------------------------------------------------------------------------------

RECORD NEW BUSINESS GROWTH

-    1999 NET NEW BUSINESS BILLINGS

     -     []137 million

     -     double vs. 98

- MAIN WINS: VIRGIN ATLANTIC, VIRGIN NET, SKY TV, CARREFOUR/PROMODES, LECLERC, LIBERTY SURF, LANCEL, THE BODY SHOP, MOVENPICK, ELECTROLUX, EQUANT, EIRTEL.

DIVERSIFIED AGENCY GROUP
3 YEAR PLAN: 1999-2001
-------------------------------------------------------------------------------

STRONG NEW BUSINESS IN THE "NEW ECONOMY"

-       MORE THAN 30 DOT.COM CLIENTS:
        - Dotmusic.com, Fantastic Corporation, Fox Kids TV, I choose TV, Chandon Estates, One Tel, etc.

DIVERSIFIED AGENCY GROUP
3 YEAR PLAN: 1999-2001
-------------------------------------------------------------------------------

VERY STRONG INCOME GROWTH

-       GROSS INCOME
        -       1999 +50% vs. 1998
        -       2000 +115% vs. 1999

-       6 KEY DISCIPLINES
        -       Direct Marketing
        -       Public Relations
        -       Design
        -       Interactive
        -       Recruitment
        -       Publicity

DIVERSIFIED AGENCY GROUP
3 YEAR PLAN: 1999-2001
-------------------------------------------------------------------------------

THE AREAS IN WHICH DIVERSIFIED AGENCY GROUP WAS WEAK, WITH THE ACQUISITION OF BRANN WORLDWIDE AND CIRCLE.COM, ARE NOW STRONG WORLDWIDE CAPABILITIES.

WHO IS:

[BRANN WORLDWIDE LOGO]

BRANN WORLDWIDE
KEY FACTS
--------------------------------------------------------------------------------


-    RANKED # 1 DIRECT MARKETING AGENCY IN THE WORLD BY ADAGE AND THE DMA

-    UNIQUE COMPETITIVE SET TO FACILITATE SUPERIOR MULTI-CHANNEL INTEGRATION:

     -     Strategic agency services and executional marketing services

-    PROVEN AND DEEP SENIOR MANAGEMENT TEAM

-    STRONG AND GROWING RELATIONSHIPS WITH BLUE CHIP CLIENTS

-    SOLID FINANCIAL TRACK RECORD AND LONG-TERM OUTLOOK

-    STRATEGY: ENHANCE THE ENTIRE CUSTOMER BRAND EXPERIENCE

BRANN WORLDWIDE
STRATEGY AND EXECUTION
--------------------------------------------------------------------------------

BUSINESS UNIT                 SERVICES

BRANNUK                       Agency, call center, data, production, consulting

BRANNBLAU                     Agency, media

BRANNELLERT                   Out-sourced field sales

BRANNFORBES                   Agency, tracking, data, media

BRANNKI                       Agency, field, sales, call center

BRANNNRS                      Out-sourced field marketing

BRANNRMG                      Agency, data

BRANN WORLDWIDE
LOCATION & SERVICES
-------------------------------------------------------------------------------

[MAP SHOWING BRANN                              [MAP SHOWING
WORLDWIDE US AND CANADA LOCATIONS]            BRANN WORLDWIDE
                                                EUROPEAN
                                                LOCATIONS]


BALTIMORE
-------------
Agency

BETHESDA
-------------
Snyder
Headquarters

BRISTOL
-------------
Telephone

BRUSSELS
-------------
Agency
Telephone
Field Sales

CHICAGO
-------------
Agency

CORENCESTER
-------------
Worldwide Hdq
Agency
Data
Production

DALLAS
-------------
Agency
Data
Media

DANBURY
-------------
Field Sales

DEERFIELD
-------------
North American
Headquarters

DURHAM
-------------
Agency

LONDON
-------------
Agency
Field Sales
Media
Production

RICHMOND
-------------
Agency
Data

TORONTO
-------------
Agency

SAN FRANCISCO
-------------
Agency

WILTON
-------------
Agency
Data

BRANN WORLDWIDE
SENIOR MANAGEMENT TENURE
-------------------------------------------------------------------------------

INDIVIDUAL                            ROLE                      TENURE (YRS)

Chris Gater                           Chairman/CEO                  23

Dennis Eastham                        President/COO                 18

Fred Kaseff                           Vice Chairman/CFO             14

Jeff Jarret                           Pres. West. Region            11

Roy Boss                              Pres. Europe                  11

David Finkel                          Pres. East Region             10

Jac Hansel                            Vice Chairman/CSO              9

                                      AVERAGE                       13.7

BRANN WORLDWIDE
TOP 15 CLIENTS*
--------------------------------------------------------------------------------

                            SINCE                         SINCE

[BT LOGO]                   1968      [MERCK LOGO]        1998

[IBM LOGO]                  1993      EASTERN             1995

[SKY LOGO]                  1999      FirstUSA            1989

[FIAT LOGO]                 1996      [VISA LOGO]         1994

Order & Collers             1997      [PIZZA HUT LOGO]    1991

[FLEET LOGO]                1998      [SEARS LOGO]        1994

[LONDON ELECTRICITY LOGO]   1998      [CIBC LOGO]         1997

                                      *Represents 32% of estimated 2000 net
                                       revenue.

BRANN WORLDWIDE
50 MAJOR CLIENTS*
-------------------------------------------------------------------------------

- Alliance & Leicester
- The Associates
- Bank of America
- Barclays
- Bas
- Bermuda Departement of Tourism
- Branch Banking & Trust
- Brittanic
- British Telecom
- Cadbury
- COBC
- Coca-Cola
- Comerica
- Eagle Star
- Eastern Natural Gas
- Famili Assurance
- Fiat
- First National
- FirstUSA
- Fleet Financial
- Guinness
- Huntington Bank
- IBM
- Johnson & Johnson
- Kellog 's
- London Electric

* Represents 56% of estimated 2000 net revenue

BRANN WORLDWIDE
50 MAJOR CLIENTS*
-------------------------------------------------------------------------------

- The Labour Party
- MCI-Worldcom
- Merck
- Metris
- Microsoft
- Motorola
- Paragon
- Peugeot
- Pizza Hut
- Procter & Gamble
- Rent-A-Center
- Revlon
- Royal Mall
- Sainsbury's
- The Salvation Army
- Sears
- Sky Digital
- Toshiba
- Toyota
- Unilever
- US Bancorp
- Visa
- Wells Fargo

* Represents 56% of estimated 2000 net revenue

WHO IS:

[CIRCLE.COM LOGO]

CIRCLE.COM
FACT SHEET
--------------------------------------------------------------------------------


-    CREATION

     -     Established as separate division 5/99

           -     4 acquisitions in 1999

     -     Tracking stock issued 10/99 (CIRC on Nasdaq)

-    EMPLOYEES / OFFICES

     -     465 employees at EOY `99

     -     13 Offices

           - Baltimore (HQ), Bethesda, Boston, Bristol, Cambridge, Denver, London, Mclean, Needham, New York, San Francisco (2), Wilton

-    VISION

     -     Building market share on the Web

CIRCLE.COM
THE FUTURE OF WEB MARKETING
-------------------------------------------------------------------------------


- As business offerings on the Web become commoditized, success will be determined by the ability to create, retain, and expand customer relationships.

-       It's what we call Virtual Relationship Management.

-       And it's what circle.com brings to market.

CIRCLE.COM
WHAT WE DO
-------------------------------------------------------------------------------


- circle.com drives successful customer relationships on the Web for Fortune 1000 and emerging dot.com companies

CIRCLE.COM
RECURRING REVENUE FROM BLUE CHIP CLIENTS
--------------------------------------------------------------------------------

[FLEET LOGO]   [SAVE THE CHILDREN LOGO]   [BELL ATLANTIC LOGO]

[KPMG LOGO]  [VOLKSWAGEN LOGO]  [UPS LOGO]  [WSJ.COM LOGO]  [OCEANSPRAY LOGO]

[INFOSPEED COMMUNICATIONS LOGO]                                 [E*TRADE LOGO]

                               [OFFICE DEPOT.COM LOGO]       [IBM LOGO]

[SERVICEMASTER LOGO]             [EDUVENTURES LOGO]               [PEUGEOT LOGO]

CIRCLE.COM
SEASONED MANAGEMENT
-------------------------------------------------------------------------------


                                    Bob Wilke
                                       CEO
                                   20+ yrs DM
                                  & Interactive

      Roger Black            Eric Snyder         Charlie Tarzian        Victor Mander
          CCO                    CMO                   CTO                   CFO
    25+ yrs Design          20+ yrs Media          15+ yrs Tech            8 Years
     & Interactive          & Interactive          Applications         Goldman Sachs

CIRCLE.COM
COMPELLING GROWTH OPPORTUNITY
--------------------------------------------------------------------------------

                       INVESTMENTS IN INTERNET SERVICES

[BAR GRAPH]

[LINE GRAPH SHOWING CAGR OF 74.6% FOR 1996-1998]
[LINE GRAPH SHOWING CAGR OF 57.4% FOR 1998-2003]
                        BILLION US $

1996                       $2.1

1997                       $3.7

1998                       $6.4

1999                      $10.6

2000                      $17.2

2001                      $27.8

2002                      $42.6

2003                      $61.9


Source: IDC, Figures are for the US and Europe only

THE NEW DIVERSIFIED AGENCY GROUP
-------------------------------------------------------------------------------


- Diversified Agency Group will now be stronger in one to one relationship marketing particularly in 2 areas

THE NEW DIVERSIFIED AGENCY GROUP
DIRECT MARKETING
-------------------------------------------------------------------------------


-       Brann Worldwide is the worldwide leader in direct marketing
- And their opportunity for additional growth is greatly enhanced with the potential synergies from Campus, Media Planning Group, Diversified Agency Group

THE NEW DIVERSIFIED AGENCY GROUP
INTERACTIVE
-------------------------------------------------------------------------------


-       circle.com multiplies by 3 the Diversified Agency Group internet revenue
- Potential of development for circle.com is huge due to the fact that 90% of the Internet revenue is made in Europe for the new Diversified Agency Group division.
- Potential top-line synergies are greater than 50% of the current circle.com revenue

THE NEW DIVERSIFIED AGENCY GROUP
--------------------------------------------------------------------------------

-    #1 RANKED DIRECT MARKETER WORLDWIDE

-    GROSS INCOME TWO TIMES LARGER

-    INTERACTIVE REVENUE THREE TIMES

-    A DEPTH OF NEW SENIOR MANAGEMENT TALENT

-    NEW BLUE CHIP CLIENTS

-    STRONGER U.S. PRESENCE

     -     35% of GI vs. 16%

-    STRONG FOCUS ON 1 TO 1 AND CUSTOMER RELATIONSHIP MARKETING

CONCLUSION & OUTLOOK

--------------------------------------------------------------------------------

-   THE NEW HAVAS ADVERTISING, WITH THE ADDITION OF THESE FOUR OUTSTANDING
    COMPANIES: ARNOLD COMMUNICATION, BOUNTY SCA WORLDWIDE, BRANN WORLDWIDE AND CIRCLE.COM INCORPORATED INTO OUR FOUR DIVISIONS:
    EURO RSCG WORLDWIDE, CAMPUS, MEDIA PLANNING GROUP AND DIVERSIFIED AGENCIES GROUP, WILL ADD CRITICAL MASS, RESOURCES AND SIGNIFICANT NEW SYNERGIES TO HAVAS ADVERTISING

-   THEREFORE, OUR OUTLOOK FOR THE YEAR 2000 IS EXCELLENT:
    -   Pro Forma Gross Income Growth  >20%
    -   Pro Forma Organic Growth  >10%
    -   EBIT/GI + 100 basis points to reach 15% during the second half of 2001

FORWARD-LOOKING INFORMATION

     This news release contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, about the proposed merger of Havas Advertising and Snyder. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the Snyder companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

     Havas Advertising and Snyder will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 00-33-1-41 34 30 00. Documents filed with the SEC by Snyder will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. Snyder and its directors, executive officers and certain other members of Snyder management and employees may be soliciting proxies from Snyder shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.